Filed pursuant to Rule 433 Registration Statement No. 333-268155 May 8, 2024

US$1,000,000,000 5.25% Global Bonds due 2034

Final Term Sheet

Issuer	Republic of the Philippines

Issue currency	US$

Amount issued	US$1,000,000,000

Security type	Senior Unsecured Bonds

Coupon	5.25%

Interest Payment dates	May 14 and November 14

Maturity date	May 14, 2034

CUSIP	718286 DA2

ISIN	US718286DA23

Public Offering Price	99.900%

Proceeds before expenses	US$998,500,000

Settlement date	May 14, 2024

Reference benchmark	4.00% UST due February 15, 2034

Benchmark yield	4.463%

Re-offer spread over benchmark	80 bps

Re-offer yield	5.263%

Denominations	US$200k/1k

Day count	30/360

Joint Lead Managers and Joint Bookrunners	BofA Securities, Inc., Citigroup Global Markets Inc., The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities plc, Morgan Stanley & Co. LLC, Standard Chartered Bank and UBS AG Hong Kong Branch

Settlement and Delivery	The Republic expects that delivery of the global bonds will be made against payment therefor on or about the settlement date, which will be the 5th business day following the date of pricing of the global bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade global bonds prior to delivery of the global bonds will be required, by virtue of the fact that the global bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

RECENT DEVELOPMENTS

The information in this section supplements the information about the Republic that is included in the prospectus dated November 4, 2022 and the prospectus supplement dated May 7, 2024. The information set forth below does not purport to be complete and supplements, and is qualified in its entirety by, the more detailed information contained in the Republic of the Philippines’ Annual Report on Form 18-K for the fiscal year ended December 31, 2023, as amended, and the other documents incorporated by reference in the prospectus dated November 4, 2022. See “Where You Can Find More Information” in the prospectus and the prospectus supplement.

Selected Economic Information of the Republic of the Philippines

	2019	2020	2021	2022		2023		2024(1)

	(₱ in billions, except as indicated)
GDP (at then-current market prices)	19,517.9	17,951.6	19,410.6	22,028.3		24,318.6		N/A
GDP (at constant 2018 prices)	19,382.8	17,537.8	18,540.1	19,945.6		21,051.8		N/A
GDP per capita, PPP concept (in $ at then-current market prices)(2)	9,365	8,467	9,230	10,497		11,348		N/A
GDP growth rate (%) (at constant 2018 prices)	6.1	(9.5)	5.7	7.6		5.5		N/A
Consumer price inflation rate (2018 CPI basket)(3)	2.4	2.4	3.9	5.8		6.0		3.8	(4)
Government surplus/(deficit) as % of GDP (at then-current market prices)	(3.4)	(7.6)	(8.6)	(7.3)		(6.2)		N/A
Government debt at end of period as % of GDP (at then-current market prices)	39.6	54.6	60.4	60.9		60.1		N/A
Public sector borrowing requirement(5)	(660.2)	(1,371.4)	(1,670.1)	(1,614.1)		(551.7	)(6)	N/A
Consolidated public sector financial position(7)	(196.4)	(976.4)	(1,091.5)	(830.0)		(63.6	)(6)	N/A
Current account surplus/(deficit) as % of GDP (at then-current market prices)	(0.8)	3.2	(1.5)	(4.5)		(2.6	)(15)	N/A
Overall balance of payments position at end of period as % of GDP (at then-current market prices)(8)	(2.1)	4.4	0.3	(1.8)		1.5		N/A
Direct domestic debt of the Government (in million ₱)(9)(10)	7,731,290	9,795,006	11,728,549	13,418,860		14,616,267		14,925,720	(11)
Direct external debt of the Government (in million $)(10)(12)	51,252	64,562	69,803	75,436		82,976		82,621	(11)
Public sector domestic debt(13)	6,307.7	6,712.4	7,315.0	6,981.0	(14)	N/A		N/A
Public sector external debt(12)(13)	2,966.9	3,406.7	3,940.0	4,207.6	(14)	N/A		N/A
Unemployment rate (%)	5.1	10.3	7.8	5.4		4.3	(15)	3.5	(16)
Gross international reserves (in billion $)(10)(17)	87.8	110.1	108.8	99.8		103.8		103.4	(4)

Sources: Philippine Statistics Authority; Bureau of the Treasury; Department of Finance; Bangko Sentral.

Notes:

(1)	Preliminary data as of January 31, 2024, unless otherwise stated.
(2)	Figure represents annualized per capita GDP, PPP concept. Amounts in pesos have been translated into U.S. dollars using the average Bangko Sentral reference exchange rates for the applicable period.
(3)

Effective February 4, 2022, the base year of the Consumer Price Index (“CPI”) was updated from 2012 to 2018. The rebasing of the CPI is done periodically (1) to ensure that the CPI market basket continues to capture goods and services commonly purchased by households over time; (2) to update expenditure patterns of households; and (3) to synchronize its base year with the 2018 base year of the GDP and other indices. 2022 figures are based on preliminary data as of July 31, 2022. 2022 data is an average of monthly inflation figures.

(4)	Preliminary data as of April 30, 2024.
(5)

Represents the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidation (the “CB-BOL”), the Oil Price Stabilization Fund and the major GOCCs (as defined below), the debt of which comprises virtually all the debt incurred by GOCCs.

(6)	Preliminary data as of June 30, 2023.
(7)

Comprises the aggregated deficit or surplus of the Government, the CB-BOL’s accounts, the major GOCCs, the Social Security System, the Government Service Insurance System, Bangko Sentral, the GFIs and local government units.

(8)

Overall balance of payments has been revised to reflect late reports, post-audit adjustments and final data from companies. See “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(9)

Represents debt of the Government only and does not include other public sector debt. Includes direct debt obligations of the Government, the proceeds of which are on-lent to GOCCs and other public sector entities, but excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(10)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using the Bangko Sentral reference exchange rates at the end of each applicable period.
(11)	Preliminary data as of March 31, 2024.
(12)	Represents debt of the Government, the major GOCCs, the CB-BOL, Bangko Sentral and the GFIs.
(13)	Includes public sector debt, whether or not guaranteed by the Government.
(14)	Preliminary data as of March 31, 2022.
(15)	Preliminary data.
(16)	Preliminary data as of February 29, 2024.
(17)	Comprises the holdings by Bangko Sentral of gold reserves, foreign investments, foreign exchange and SDRs, including Bangko Sentral’s reserve position in the IMF.

Recent Economic Indicators

The following table sets out the performance of certain of the Republic’s principal economic indicators for the specified periods.

Years 2019 – 2024

	2019	2020	2021	2022	2023		2024(1)
GDP growth (constant 2018 prices) (%)	6.1	(9.5)	5.7	7.6	5.5		N/A
GNI growth (constant 2018 prices) (%)	5.4	(11.5)	1.7	9.9	10.5		N/A
Inflation rate (2018 CPI basket)(%)	2.4	2.4	3.9	5.8	6.0		3.8	(2)
Unemployment rate	5.1	10.3	7.8	5.4	4.3	(3)	3.5	(4)
91-day T-bill rate (%)	4.7	2.0	1.1	1.9	5.4		5.9	(5)
External position
Balance of payments ($ million)	7,843	16,022	1,345	(7,263)	3,672	(3)	(936	)(4)
Export growth (%)	2.9	(9.8)	12.5	6.4	(4.1	)(3)	12.3	(4)
Import growth (%)	(0.2)	(20.2)	30.5	19.0	(5.0	)(3)	(0.5	)(4)
External debt ($ billion)	83.6	98.5	106.4	111.3	125.4		N/A
International reserves
Gross ($ billion)	87.8	110.1	108.8	96.1	103.8		103.4	(2)
Net ($ billion)	87.8	110.1	108.8	96.1	103.7		103.4	(2)
Months of retained imports(6)	7.6	12.3	9.7	7.2	7.7		7.7	(2)
Domestic credit growth (%)	10.7	4.7	8.2	12.9	9.2		9.5	(4)

Sources: Philippine Statistics Authority; Bangko Sentral.

Notes:

(1)	Preliminary data as of March 31, 2024, unless otherwise stated.
(2)	Preliminary data as of April 30, 2024.
(3)	Preliminary data.
(4)	Preliminary data as of February 29, 2024.
(5)	Preliminary data as of April 29, 2024.
(6)	Number of months of average imports of goods and payment of services and primary income that can be financed by reserves.

International Reserves

The following table sets out the gross international reserves of the Bangko Sentral, compiled in a manner consistent with the revised balance of payments framework and the treatment of IMF accounts in the depository corporations survey published in the IMF’s International Financial Statistics.

	Gross International Reserves of Bangko Sentral
	As of December 31,
	2019	2020	2021	2022	2023	2024(1)
	($ in millions, except months and percentages)
Sector
Reserve position in the IMF(2)	590.4	813.1	801.6	789.8	760.9	736.1
Gold	8,015.9	11,650.3	9,332.8	9,282.3	10,557.2	10,255.2
Special Drawing Rights (“SDR”)	1,181.9	1,232.9	3,938.9	3,764.8	3,809.6	3,767.6
Foreign investments	75,303.8	93,644.5	91,624.5	81,369.5	87,854.8	87,887.1
Foreign exchange(3)	2,747.5	2,821.6	3,096.6	942.8	770.7	791.7

Total	87,839.5	110,117.4	108,794.4	96,149.2	103,753.2	103,437.6

Total as number of months of imports of goods and services	7.6	12.3	9.7	7.2	7.7	7.7
Total as a % of short-term debt(4)
Original maturity	510.5	775.0	721.0	578.5	606.9	589.0
Residual maturity	396.5	520.2	545.8	384.3	352.3	362.2

Source: Bangko Sentral.

Notes:

(1)	Preliminary data as of April 30, 2024.
(2)	The reserve position in the IMF refers to the country’s claim on the 1MF’s General Resources Account. It is an asset of the Government but is treated as part of the gross international reserves.
(3)	Consists of time deposits, investments in securities issued or guaranteed by Government or international organizations and repurchase agreements.
(4)

Short-term debt based on residual maturity refers to outstanding short-term external debt on original maturity plus principal payments on medium-and long-term loans of the public and private sectors due within the next 12 months.

Preliminary data indicates that gross international reserves were $103.4 billion as of April 30, 2024, an increase from the $101.8 billion recorded as of April 30, 2023. This increase was mainly due to an increase of $2.1 billion in foreign investments to $87.9 billion as of April 30, 2024 from $85.8 billion as of April 30, 2023. The level of gross international reserves as of April 30, 2024 was sufficient to cover approximately 7.7 months of imports of goods and payments of services and income, and was equivalent to 5.9 times the Republic’s short-term debt based on original maturity and 3.6 times based on residual maturity. Net international reserves at the end of April 2024 were $103.4 billion.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by contacting The Hongkong and Shanghai Banking Corporation Limited by calling +1-866-811-8049.

The prospectus can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1030717/000119312524132934/d810210d424b3.htm

MiFID II professionals/ECPs-only – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

UK MiFIR professionals/ECPs-only – Manufacturer target market (UK MIFIR product governance) is eligible counterparties and professional clients only (all distribution channels).